Exhibit 3.1

FIRST POTOMAC REALTY TRUST

ARTICLES SUPPLEMENTARY ESTABLISHING ADDITIONAL 7.750% SERIES A

CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES

First Potomac Realty Trust, a Maryland real estate investment trust (the “Trust”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

FIRST: Under the authority contained in the First Amended and Restated Declaration of Trust of the Trust (the “Declaration of Trust”), and pursuant to authority vested by the Trustees of the Trust in a pricing committee of the Trustees at a meeting of the Trustees held on December 14, 2010, such pricing committee, by resolution approved at a meeting held on January 12, 2011, previously classified and designated 4,600,000 Preferred Shares of the Trust, par value $0.001 per share, as 7.750% Series A Cumulative Redeemable Perpetual Preferred Shares (the “Series A Preferred Shares”), having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption as set forth in the “Articles Supplementary Establishing and Fixing the Rights and Preferences of a Series of Preferred Shares” filed by the Trust with the State Department of Assessments and Taxation of Maryland on January 14, 2011, effective January 18, 2011 (the “Series A Articles Supplementary”). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Declaration of Trust.

SECOND: Under the authority contained in the Declaration of Trust and pursuant to authority vested by the Trustees in the Pricing Committee of the Trustees (the “Pricing Committee”) at a meeting of the Trustees held on March 6, 2012, the Pricing Committee, by resolution approved at a meeting held on March 9, 2012, classified an additional 1,800,000 Preferred Shares (the “Additional Shares”) as Series A Preferred Shares, par value $0.001 per share, having the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption as set forth in the Series A Articles Supplementary, with the result that the Trust shall now have authorized an aggregate of 6,400,000 Series A Preferred Shares, all of which shall constitute a single series of Preferred Shares.

THIRD: The Additional Shares have been classified and designated Series A Preferred Shares by the Pricing Committee under the authority granted by the Trustees pursuant to the powers of the Trustees as contained in the Declaration of Trust. These Articles Supplementary have been approved by the Pricing Committee in accordance with the power delegated to the Pricing Committee by the Trustees in the manner and by the vote required by law.

FOURTH: These Articles Supplementary shall become effective at 9:00 a.m. (Eastern Time) on March 14, 2012.

FIFTH: The undersigned Chief Financial Officer of the Trust acknowledges these Articles Supplementary to be the corporate act of the Trust and, as to all matters or facts required to be verified under oath, the undersigned Chief Financial Officer of the Trust acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Trust has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Financial Officer and attested to by its Secretary on this 12th day of March, 2012.

First Potomac Realty Trust

By:	/s/ Barry H. Bass
Barry H. Bass
Executive Vice President and Chief Financial Officer

ATTEST:

By:	/s/ Joel F. Bonder
Joel F. Bonder
Executive Vice President, General Counsel and Secretary